Term sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011,
product supplement no. 1-II dated April 5, 2013 and
underlying supplement no. 1-I dated November 14, 2011

Term Sheet to Product supplement no. 1-II Registration Statement No. 333-177923 Dated September 25, 2013; Rule 433

Structured Investments	$ Callable Variable Rate Range Accrual Notes linked to the 6-Month USD LIBOR and the S&P 500® Index due October 9, 2028

General

•	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing October 9, 2028.
•	The notes are designed for an investor who seeks periodic interest payments that accrue on a daily basis if the Index Level of the S&P 500® Index is greater than or equal to the Minimum Index Level on the applicable Accrual Determination Date. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
•	Subject to the Accrual Provision, interest on the notes will be based on an Interest Factor that is determined on each Index Reset Date and equal to (a) for the first three years, 10.25% per annum and (b) for the remaining term of the notes, 2.00 multiplied by the difference of the applicable Strike Rate minus 6-Month USD LIBOR on such Interest Reset Date. In no event will the Interest Rate be greater than the Maximum Interest Rate as set forth below or less than the Minimum Interest Rate of 0.00% per annum.
•	At our option, we may call your notes prior to their scheduled Maturity Date on one of the Redemption Dates set forth below. For more information, see “Key Terms” and “Selected Risk Considerations” in this term sheet.
•	The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 1-II, will supersede the terms set forth in product supplement no. 1-II. In particular, whether the Accrual Provision is satisfied will depend on the Index Level on the applicable Accrual Determination Date (rather than on the Index Level on an Equity Index Determination Date as described in product supplement 1-II), as set forth below, and interest will be payable to the holders of record at the close of business on the Business Day immediately preceding the applicable Interest Payment Date or Redemption Date. Please refer to “Key Terms — Accrual Provision,” “Key Terms — Accrual Determination Date,” “Key Terms — Redemption Feature” and “Selected Purchase Considerations — Quarterly Interest Payments” in this term sheet for more information.
•	Notes may be purchased in minimum denominations of $1,000 and in integral multiples of $1,000 thereafter.
•	The notes are expected to price on or about October 4, 2013 and are expected to settle on or about October 9, 2013.

Key Terms

Payment at Maturity:	If your notes have not been previously called on a Redemption Date, on the Maturity Date we will pay you the outstanding principal amount of your notes plus any accrued and unpaid interest.
Redemption Feature:	On the 9th day of January, April, July and October of each year, beginning on October 9, 2016 and ending on the Maturity Date (each, a “Redemption Date”), we may redeem your notes, in whole but not in part, at a price equal to 100% of the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Accrual Period Convention described below and in the accompanying product supplement no. 1-II.
Interest:	We will pay you interest on each Interest Payment Date based on the applicable Day Count Fraction and subject to the Accrual Period Convention described below and in the accompanying product supplement no. 1-II.
Interest Period:	The period beginning on and including the Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date, subject to the Accrual Period Convention described below and in the accompanying product supplement no. 1-II.
Interest Payment Dates:	Interest on the notes will be payable quarterly in arrears on the 9th day of January, April, July and October of each year, commencing on January 9, 2014, to and including the Maturity Date, subject to the Business Day Convention and Accrual Period Convention described below and in the accompanying product supplement no. 1-II.
Interest Rate:

Subject to the applicable Maximum Interest Rate and Minimum Interest Rate, the Calculation Agent will determine the Interest Rate per annum applicable to each Interest Period, calculated in thousandths of a percent, with five ten-thousandths of a percent rounded upwards, based on the following formula:

, where

“Interest Factor” means, with respect to each Interest Period, an amount per annum equal to:
From (and including)	To (but excluding)	Strike Rate	Interest Factor
October 9, 2013	October 9, 2016	Not Applicable	10.25%
October 9, 2016	October 9, 2018	5.00% per annum	Multiplier x (Strike Rate minus 6-Month USD LIBOR)
October 9, 2018	October 9, 2023	5.50% per annum	Multiplier x (Strike Rate minus 6-Month USD LIBOR)
October 9, 2023	October 9, 2028	6.00% per annum	Multiplier x (Strike Rate minus 6-Month USD LIBOR)

The notes may not bear the Interest Rate associated with the Interest Factor. The Interest Rate will depend on the number of calendar days during any given Interest Period on which the Accrual Provision is satisfied.

“Actual Days” means, with respect to each Interest Payment Date, the actual number of calendar days during the immediately preceding Interest Period; and

“Variable Days” means, with respect to each Interest Payment Date, the actual number of calendar days during the immediately preceding Interest Period on which the Accrual Provision is satisfied.

Notwithstanding the foregoing, in no event will the Interest Rate for an Interest Period be less than the Minimum Interest Rate of 0.00% per annum or greater than the applicable Maximum Interest Rate.

Multiplier	2.00
Minimum Interest Rate:	0.00% per annum for any Interest Period.
Maximum Interest Rate:	With respect to each Interest Period, the Maximum Interest Rate will be equal to:
	From (and including)	To (but excluding)	Maximum Interest Rate
	October 9, 2013	October 9, 2016	10.25% per annum
	October 9, 2016	October 9, 2018	10.00% per annum
	October 9, 2018	October 9, 2023	11.00% per annum
	October 9, 2023	October 9, 2028	12.00% per annum
Other Key Terms:	Please see “Additional Key Terms” in this term sheet for other key terms.

Investing in the Callable Variable Rate Range Accrual Notes involves a number of risks. See “Risk Factors” beginning on page PS-14 of the accompanying product supplement no. 1-II, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 1-I and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 1-II, the accompanying underlying supplement no. 1-I or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)(3)	Fees and Commissions (1)(2)	Proceeds to Issuer
Per note	At variable prices	$	$
Total	At variable prices	$	$

(1) See “Supplemental Use of Proceeds” in this term sheet for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. If the notes priced today, the selling commissions would be approximately $30.00 per $1,000 principal amount note and in no event will these selling commissions exceed $45.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-43 of the accompanying product supplement no. 1-II.

(3) JPMS proposes to offer the notes from time to time for resale in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale, which may be at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, provided that such prices will not be less than $955.00 per $1,000 principal amount note and not more than $1,000 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-43 of the accompanying product supplement no. 1-II.

If the notes priced today, the estimated value of the notes as determined by JPMS would be approximately $910.00 per $1,000 principal amount note. JPMS’s estimated value of the notes, when the terms of the notes are set, will be provided by JPMS in the pricing supplement and is expected to be between $900.00 and $910.00 per $1,000 principal amount note. See “JPMS’s Estimated Value of the Notes” in this term sheet for additional information.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

September 25, 2013

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, underlying supplement no. 1-I, product supplement no. 1-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-II dated April 5, 2013 and underlying supplement no. 1-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 1-II and the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 1-II dated April 5, 2013: http://www.sec.gov/Archives/edgar/data/19617/000089109213003066/e53030_424b2.pdf
•	Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
•	Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
•	Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

6-Month USD LIBOR:	With respect to any Interest Reset Date, “6-Month USD LIBOR” refers to the London Interbank Offered Rate for deposits in U.S. dollars with a Designated Maturity of six months that appears on the Reuters page “LIBOR01” (or any successor page) under the heading “6Mo” at approximately 11:00 a.m., London time, on the applicable Interest Reset Date, as determined by the Calculation Agent. If on the applicable Interest Reset Date, the 6-Month USD LIBOR cannot be determined by reference to Reuters page “LIBOR01” (or any successor page), then the rate for such date shall be determined as if LIBOR Reference Banks Rate were the applicable rate.
Interest Reset Date:	Two London Business Days prior to the beginning of the applicable Interest Period.
LIBOR Reference Banks Rate:	A rate determined by the Calculation Agent to be the mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered rates for deposits in U.S. dollars for a period of six months that at least two major banks in London, selected by the Calculation Agent, are offering to prime banks in the London interbank market, at 11:00 a.m. (London time) on the relevant Interest Reset Date. If on any Interest Reset Date fewer than two of such offered rates are available, the rate shall be determined by the Calculation Agent in its sole discretion.
London Business Day:	Any day other than a day on which banking institutions in London, England are authorized or required by law, regulation or executive order to close.
Accrual Provision:	For each Interest Period, the Accrual Provision shall be deemed to have been satisfied on each calendar day during such Interest Period on which the Index Level of the S&P 500® Index, as determined on the Accrual Determination Date relating to such calendar day, is greater than or equal to the Minimum Index Level. If the Index Level of the S&P 500® Index as determined on the Accrual Determination Date relating to such calendar day is less than the Minimum Index Level, then the Accrual Provision shall be deemed not to have been satisfied for such calendar day.
Minimum Index Level:	1,250
Accrual Determination Date:	For each calendar day during an Interest Period, the second Trading Day prior to such calendar day. Notwithstanding the foregoing, for all calendar days in the Exclusion Period, the Accrual Determination Date will be the first Trading Day that precedes such Exclusion Period.
Exclusion Period:	The period commencing on the sixth Business Day prior to but excluding each Interest Payment Date.
Index Level:	On any Trading Day, the official Index Level of the S&P 500® Index (the “Index”) published following the regular official weekday close of trading for the S&P 500® Index on Bloomberg Professional Service page “SPX Index HP” on such Trading Day. If a market disruption event exists with respect to the S&P 500® Index on any Accrual Determination Date, the Index Level on the immediately preceding Accrual Determination Date for which no market disruption event occurs or is continuing will be the Index Level for such disrupted Accrual Determination Date (and will also be the Index Level for the originally scheduled Accrual Determination Date). In certain circumstances, the Index Level will be based on the alternative calculation of the S&P 500® Index as described under “General Terms of Notes — Discontinuation of an Equity Index; Alteration of Method of Calculation” in the accompanying product supplement no. 1-II.
Business Day:	Any day, other than a Saturday, Sunday or a day on which banking institutions in the City of New York, New York are generally authorized or obligated by law or executive order to close.
Trading Day:	A day, as determined by the Calculation Agent, on which trading is generally conducted on (i) the relevant exchanges for securities underlying the S&P 500® Index or the relevant successor index, if applicable, and (ii) the exchanges on which futures or options contracts related to the S&P 500® Index or the relevant successor index, if applicable, are traded, other than a day on which trading on such relevant exchange or exchange on which such futures or options contracts are traded is scheduled to close prior to its regular weekday closing time.
Pricing Date:	October 4, 2013, subject to the Business Day Convention.
Issue Date:	October 9, 2013, subject to the Business Day Convention.
Maturity Date:	October 9, 2028, subject to the Business Day Convention.
Business Day Convention:	Following
Accrual Period Convention:	Unadjusted
Day Count Fraction:	30/360
CUSIP:	48126D7M5
JPMorgan Structured Investments —	TS-1
Callable Variable Rate Range Accrual Notes linked to the 6-Month USD LIBOR and the S&P 500® Index

Selected Purchase Considerations

•	PRESERVATION OF CAPITAL AT MATURITY OR UPON REDEMPTION — Regardless of the performance of 6-Month USD LIBOR or the S&P 500® Index, we will pay you at least 100% of the principal amount of your notes if you hold the notes to maturity or upon redemption. Because the notes are our senior unsecured obligations, payment of any amount at maturity or upon redemption is subject to our ability to pay our obligations as they become due.
•	PERIODIC INTEREST PAYMENTS — The notes offer periodic interest payments on each Interest Payment Date. Interest on the notes accrues on a daily basis if the Index Level of the S&P 500® Index is greater than or equal to the Minimum Index Level on the applicable Accrual Determination Date. Subject to this accrual provision, interest on the notes will be based on an Interest Factor that is determined on each Index Reset Date and equal to (a) for the first three years, 10.25% per annum and (b) for the remaining term of the notes, the Multiplier multiplied by the difference of the applicable Strike Rate minus 6-Month USD LIBOR. In no event will the Interest Rate be greater than the Maximum Interest Rate or less than the Minimum Interest Rate. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.
•	POTENTIAL REDEMPTION BY US AT OUR OPTION — At our option, we may redeem the notes, in whole but not in part, on each of the Redemption Dates set forth above, at a price equal to 100% of the principal amount being redeemed plus any accrued and unpaid interest, subject to the Business Day Convention and the Accrual Period Convention described on the cover of this term sheet and in the accompanying product supplement no. 1-II. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the Business Day immediately preceding the applicable Redemption Date.
•	TREATED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-II. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to accrue and recognize original issue discount (“OID”) as interest income in each year at the “comparable yield,” as determined by us, even though the actual interest payments made with respect to the notes during a taxable year may differ from the amount of OID that must be accrued during that taxable year. In addition, solely for purposes of determining the amount of OID that you will be required to accrue, we are also required to construct a “projected payment schedule” in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. You will be required to make adjustments to the amount of OID you must recognize each taxable year to reflect the difference, if any, between the actual amount of interest payments made and the projected amount of the interest payments (as reflected in the projected payment schedule). Under the forgoing rules, you will not be required to separately include in income the interest payments you receive with respect to the notes. To obtain the comparable yield and the projected payment schedule in respect of the notes, contact a certified financial analyst at the Global Securities Group desk at (800) 576-3529. Generally, amounts received at maturity or earlier sale or disposition in excess of your tax basis, if any, will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous interest inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
Subject to certain assumptions and representations received from us, the discussion in this section entitled “Taxed as Contingent Payment Debt Instruments”, when read in combination with the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 1-II, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 1-II dated April 5, 2013 and the accompanying underlying supplement no. 1-I dated November 14, 2011.

•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE THE NOTES ARE SUBJECT TO AN INTEREST ACCRUAL PROVISION — The terms of the notes differ from those of ordinary debt securities because interest on the notes accrues on a daily basis if the Index Level of the S&P 500® Index is greater than or equal to Minimum Index Level on the applicable Accrual Determination Date. If the Index Level of the S&P 500® Index is less than the Minimum Index Level on any Accrual Determination Date, the notes will not accrue interest on that day. If the notes do not satisfy the Accrual Provision for each calendar day in the Interest Period, the interest rate payable on the notes will be equal to 0% for such Interest Period.
•	THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE, EXCEPT FOR THE FIRST THREE YEARS, THE RATE AT WHICH THE NOTES ACCRUE INTEREST MAY BE EQUAL TO ZERO —The terms of the notes differ from those of ordinary debt securities because the rate at which interest accrues is also variable. After the first three years, interest will accrue based on the Interest Factor, which is equal to the Multiplier multiplied by the difference between the Strike Rate and 6-Month USD LIBOR. After the first three years, if 6-Month USD LIBOR is greater than the Strike Rate, interest on the notes will accrue at 0% for such Interest Period. In that example, the interest payable on the notes will be equal to zero for such Interest Period even if the Accrual Provision is satisfied because the rate at which the notes accrue interest will be zero.
•	THE NOTES REFERENCE AN EQUITY INDEX AND AN INTEREST RATE —If the Index Level of the S&P 500® Index is less than the Minimum Index Level on any Accrual Determination Date, the notes will not accrue interest on that day. If the notes do not satisfy the Accrual Provision for each calendar day in the Interest Period, the interest rate payable on the notes will be equal to 0% for such Interest Period. Similarly, after the first three years, if 6-Month USD LIBOR is greater than the Strike Rate, interest on the notes will accrue at 0% for such Interest Period. You should carefully consider the movement, current level and overall trend in equity markets and interest rates, prior to purchasing these notes. Although the notes do not directly reference the Index Level of the S&P 500® Index or 6-Month USD LIBOR, the interest, if any, payable on your notes is contingent upon, and related to, each of these levels.
•	THE INTEREST RATE ON THE NOTES IS SUBJECT TO THE MAXIMUM INTEREST RATE —The rate of interest is variable; however, the Interest Rate on the notes will not exceed the Maximum Interest Rate set forth on the front cover of this term sheet. Although the notes are subject to an accrual provision and accrue at a rate that varies inversely with 6-Month USD LIBOR, the amount of interest payable on the notes is still subject to the Maximum Interest Rate.
•	AFTER THE FIRST THREE YEARS OF THE NOTES, THE RATE AT WHICH THE NOTES ACCRUE INTEREST WILL DECREASE AS THE VALUE OF 6-MONTH USD LIBOR INCREASES, EXCEPT IF SUCH RATE IS LOWER THAN THE MINIMUM INTEREST RATE OR GREATER THAN THE MAXIMUM INTEREST RATE — After the first three years of the notes, the rate at which the notes accrue interest at, which we define as the “Interest Factor”, is inversely linked to 6-Month USD LIBOR. In other words, as the applicable 6-Month USD LIBOR increases, the Interest Factor, and therefore the corresponding Interest Rate, will decrease. If 6-Month USD LIBOR is greater than or equal to the applicable Strike Rate, the Interest Factor will be equal to the Minimum Interest Rate of 0.00%, and if 6-Month USD LIBOR is less than or equal
JPMorgan Structured Investments —	TS-2
Callable Variable Rate Range Accrual Notes linked to the 6-Month USD LIBOR and the S&P 500® Index to zero, the Interest Factor will be equal to the applicable Maximum Interest Rate per annum as described on the cover of this term sheet. In a traditional floating rate instruments, the interest payable on such floating rate instruments generally tends to increase with rising interest rates. The notes are different from other floating rate debt instruments because the Interest Factor may decline as interest rates generally rise. You should carefully consider the risk of rising interest rates and the affect such rising interest rates may have on the interest payable on the notes.

•	CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as JPMS’s estimated value. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities as well as modeling and structuring the economic terms of the notes, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 1-II for additional information about these risks.
•	YOU ARE Exposed to Performance Risk of the S&P 500® Index — Your Interest Rate applicable to each Interest Period is not linked to the aggregate performance of the S&P 500® Index. Rather, whether or not any calendar day is a Variable Day within an Interest Period will be contingent upon the performance of the S&P 500® Index on each calendar day (as determined on the applicable Accrual Determination Date). Poor performance of the S&P 500® Index (meaning that the Closing Price decreases to be less than the Minimum Index Level) during an Interest Period may negatively affect your return on the notes. Accordingly, your investment is subject to the Index Level risk of the S&P 500® Index.
•	LONGER DATED NOTES MAY BE MORE RISKY THAN SHORTER DATED NOTES — By purchasing a note with a longer tenor, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter tenor. Specifically, you may be negatively affected if certain interest rate scenarios occur or if the Index Level of the S&P 500® Index is less than the Minimum Index Level for part of or an entire Interest Period. If the Index Level of the S&P 500® Index is less than the Minimum Index Level for the entire Interest Period, you will be holding the equivalent of a long dated zero coupon debt security. The market value of your note in that scenario may be substantially less than par because the value of the note will be equal to the present value of the note at the then applicable discount rate. The applicable discount rate, which is the prevailing rate in the market for notes of the same tenor, will likely be higher for notes with longer tenors than if you had purchased a note with a shorter tenor. Therefore, assuming the notes have not been called and that short term rates rise, as described above, the market value of a longer dated note will be lower than the market value of a comparable short term note with similar terms.
•	WE MAY CALL YOUR NOTES PRIOR TO THEIR SCHEDULED MATURITY DATE— We may choose to call the notes early or choose not to call the notes early on any Redemption Date in our sole discretion. If the notes are called early, you will receive the principal amount of your notes plus accrued and unpaid interest to, but not including the Redemption Date. The aggregate amount that you will receive through and including the Redemption Date will be less than the aggregate amount that you would have received had the notes not been called early. If we call the notes early, you will not receive interest payments after the applicable Redemption Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are redeemed prior to the Maturity Date. We may choose to call the notes early, for example, if U.S. interest rates decrease significantly or if volatility of U.S. interest rates decreases significantly.
•	JPMORGAN CHASE & CO. IS CURRENTLY ONE OF THE COMPANIES THAT MAKE UP THE S&P 500® INDEX —JPMorgan Chase & Co. is currently one of the companies that make up the S&P 500® Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the S&P 500® Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the S&P 500® Index and the notes.
•	NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes you will not have voting rights, or rights to receive cash dividends or other distributions, or other rights that holders of securities composing the S&P 500® Index would have.
•	THE METHOD OF DETERMINING WHETHER THE ACCRUAL PROVISION HAS BEEN SATISFIED FOR ANY Interest Period MAY NOT DIRECTLY CORRELATE TO THE ACTUAL LEVEL OF the S&P 500® Index — The determination of the Interest Rate per annum payable for any Interest Period will be based on the actual number of days in that Interest Period on which the Accrual Provision is satisfied, as determined on each Accrual Determination Date. However, we will use the same Index Level of the S&P 500® Index to determine whether the Accrual Provision is satisfied for the period commencing on the sixth Business Day prior to but excluding each applicable Interest Payment Date, which period we refer to as the Exclusion Period. That Index Level will be the Index Level of the S&P 500® Index on the first Trading Day immediately preceding the Exclusion Period, regardless of what the actual Index Level of the S&P 500® Index is for the calendar days in that period or whether the Accrual Provision could have otherwise been satisfied if actually tested in the Exclusion Period. As a result, the determination as to whether the Accrual Provision has been satisfied for any Interest Period may not directly correlate to the actual Index Levels of the S&P 500® Index, which will in turn affect the Interest Rate calculation.
•	VARIABLE RATE NOTES DIFFER FROM FIXED RATE NOTES — After the first three years of the notes, the variable Interest Rate for all Interest Periods will be determined in part based on 6-Month USD LIBOR and the Accrual Provision set forth on the cover of this term sheet, which is contingent upon the Index Level of the S&P 500® Index and may be less than returns otherwise payable on debt securities issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.
•	JPMS’S ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — JPMS’s estimated value is only an estimate using several factors. The original issue price of the notes will exceed JPMS’s estimated value because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
JPMorgan Structured Investments —	TS-3
Callable Variable Rate Range Accrual Notes linked to the 6-Month USD LIBOR and the S&P 500® Index

•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — JPMS’s estimated value of the notes is determined by reference to JPMS’s internal pricing models when the terms of the notes are set. This estimated value is based on market conditions and other relevant factors existing at that time and JPMS’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for notes that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	JPMS’S ESTIMATED VALUE IS NOT DETERMINED BY REFERENCE TO CREDIT SPREADS FOR OUR CONVENTIONAL FIXED-RATE DEBT — The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If JPMS were to use the interest rate implied by our conventional fixed-rate credit spreads, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate would have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “JPMS’s Estimated Value of the Notes” in this term sheet.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our secondary market credit spreads for structured debt issuances. See “Secondary Market Prices of the Notes” in this term sheet for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our secondary market credit spreads for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” below.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index, including:
•	any actual or potential change in our creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	secondary market credit spreads for structured debt issuances;
•	the time to maturity of the notes;
•	the dividend rates on the equity securities underlying the Index;
•	the expected positive or negative correlation between the Interest Rate and the Index or the expected absence of any such correlation;
•	interest and yield rates in the market generally, as well as the volatility of those rates;
•	the likelihood, or expectation, that the notes will be redeemed by us, based on prevailing market interest rates or otherwise; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	6-MONTH USD LIBOR AND THE INDEX WILL BE AFFECTED BY A NUMBER OF FACTORS THAT COULD IMPACT THE VALUE OF THE NOTES — The amount of interest, if any, payable on the notes will depend on a number of factors that could affect the levels of 6-Month USD LIBOR and the Index Level of the S&P 500® Index, and in turn, could affect the value of the notes. These factors include (but are not limited to) the expected volatility of 6-Month USD LIBOR, supply and demand among banks in London for U.S. dollar-denominated deposits with approximately a six month term, interest and yield rates in the market generally, the performance of capital markets, monetary policies, fiscal policies, regulatory or judicial events, inflation, general economic conditions, and public expectations with respect to such factors. These and other factors may have a negative impact on the Interest Factor and therefore the Interest Rate on the notes and on the value of the notes in the secondary market. The effect that any single factor may have on 6-Month USD LIBOR or the Index Level of the S&P 500® Index, and therefore on the value of your notes, may be partially offset by other factors. We cannot predict the factors that may cause the Accrual Provision to be satisfied, or not, on any calendar day. Furthermore, we cannot predict the factors that may cause 6-Month USD LIBOR to increase such that it reduces the Interest Rate per annum payable for the corresponding Interest Period.
•	Variable price reoffering risks — JPMS proposes to offer the notes from time to time for sale at market prices prevailing at the time of sale, at prices related to then-prevailing prices or at negotiated prices, provided that such prices will not be less than $900.00 per $1,000 principal amount note or more than $1,000 per $1,000 principal amount note. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from JPMS or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.
•	The TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in
JPMorgan Structured Investments —	TS-4
Callable Variable Rate Range Accrual Notes linked to the 6-Month USD LIBOR and the S&P 500® Index the pricing supplement. In particular, JPMS’s estimated value will be provided in the pricing supplement, and the estimated value of the notes may be equal to the low end of the applicable range set forth on the cover of this term sheet. Accordingly, you should consider your potential investment in the notes based on the low end of the range for JPMS’s estimated value.

•	TAX DISCLOSURE – The information under “Treated As Contingent Payment Debt Instruments" in this term sheet remains subject to confirmation by our tax counsel. We will notify you of any revisions to the information under “Treated As Contingent Payment Debt Instruments" in a supplement to this term sheet on or before the business day immediately preceding the issue date, or if the information cannot be confirmed by our tax counsel, we may terminate this offering of notes.

Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period

Example 1 below illustrates how to calculate the hypothetical Interest Rate and hypothetical interest payment on the notes for a hypothetical Interest Period and assumes that we have chosen to call the notes early on a Redemption Date in our sole discretion. Examples 2 through 5 below illustrate how to calculate the hypothetical Interest Rate on the notes for four hypothetical Interest Periods and assume that we have not chosen to call the notes early on any Redemption Date in our sole discretion. The following hypothetical examples are for illustrative purposes only and may not correspond to the actual Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: We choose to call the notes early on a Redemption Date and the Redemption Date is October 9, 2016, and for the Interest Period from and including July 9, 2014 to but excluding October 9, 2016, the number of Variable Days in the Interest Period is 83 and the number of Actual Days in the Interest Period is 90.

The Interest Factor during the Interest Period is at a fixed rate of 10.25% per annum, therefore the Interest Rate for the Interest Period will be calculated as follows:

10.25% × (83/90) = 9.453%

The amount of interest that we would pay you is based on the principal amount of each note, the Interest Rate calculated above and the Day Count Fraction, which is equal to 90 (the actual number of calendar days in the Interest Period) divided by 360. For each $1,000 principal amount note, the amount of interest payable to you is calculated as follows:

$1,000 x 9.453% x (90/360) = $23.63

Under this example, for each $1,000 Note, we would pay you $1,023.63 for each $1,000 note of which $1,000 would be the return of your initial investment and $23.63 would be interest accrued during the immediately preceding Interest Period.

Example 2: We choose not to call the notes early on any Redemption Date, and for the Interest Period from and including October 9, 2013 to but excluding January 9, 2014, the number of Variable Days in the Interest Period is 83 and the number of Actual Days in the Interest Period is 90.

The Interest Factor during the Interest Period is 10.25% per annum, and therefore, the Interest Rate for the Interest Period will be calculated as follows:

10.25% × (83/90) = 9.453%

The amount of interest that we would pay you is based on the principal amount of each note, the Interest Rate calculated above and the Day Count Fraction, which is equal to 90 (the actual number of calendar days in the Interest Period) divided by 360. For each $1,000 principal amount note, the amount of interest payable to you is calculated as follows:

$1,000 x 9.453% x (90/360) = $23.63

Under this example, for each $1,000 Note, we would pay you $23.63 of interest for the immediately preceding Interest Period.

Example 3: We choose not to call the notes early on any Redemption Date, and for the Interest Period from and including October 9, 2016 to but excluding January 9, 2017, 6-Month USD LIBOR is -1.00%, the number of Variable Days in the Interest Period is 90 and the number of Actual Days in the Interest Period is 90.

Because 6-Month USD LIBOR is -1.00% and the Maximum Interest Rate for the Interest Period is 10.00%, the Interest Factor is 10.00% calculated as follows:

MAX (0, Min {10.00%, 2.00 × [5.00% - (-1.00%)]}) = 10.00%

The Interest Factor during the Interest Period is equal to 10.00% per annum, as described above, and therefore the Interest Rate for the Interest Period will be calculated as follows:

10.00% × (90/90) = 10.00%

The amount of interest that we would pay you is based on the principal amount of each Note, the Interest Rate calculated above and the Day Count Fraction, which is equal to 90 (the actual number of calendar days in the Interest Period) divided by 360. For each $1,000 principal amount note, the amount of interest payable to you is calculated as follows:

$1,000 x 10.00% x (90/360) = $25.00

Under this example, for each $1,000 note, we would pay you $25.00 of interest for the immediately preceding Interest Period.

Example 4: We choose not to call the notes early on any Redemption Date, and for the Interest Period from and including October 9, 2023 to but excluding January 9, 2024, 6-Month USD LIBOR is 6.00%, the number of Variable Days in the Interest Period is 90 and the number of Actual Days in the Interest Period is 90.

Because 6-Month USD LIBOR is 6.00% and the Minimum Interest Rate for the Interest Period is 0.00%, the Interest Factor is 0.00% calculated as follows:

MAX (0, Min {12.00%, 2.00× [6.00% - 6.00%]}) = 0.00%

The Interest Factor during the Interest Period is equal to 0.00% per annum, as described above, and therefore, the Interest Rate for the Interest Period will be calculated as follows:

0.00% × (90/90) = 0.00%

JPMorgan Structured Investments —	TS-5
Callable Variable Rate Range Accrual Notes linked to the 6-Month USD LIBOR and the S&P 500® Index

The amount of interest that we would pay you is based on the principal amount of each Note, the Interest Rate calculated above and the Day Count Fraction, which is equal to 90 (the actual number of calendar days in the Interest Period) divided by 360. For each $1,000 principal amount note, the amount of interest payable to you is calculated as follows:

$1,000 x 0.00% x 90/360 = $0.00

Under this example, for each $1,000 Note, we would pay you $0.00 of interest for the immediately preceding Interest Period.

Example 5: We choose not to call the notes early on any Redemption Date, and for an Interest Period the Accrual Provision is not met on any calendar day during the Interest Period, and therefore, the number of Variable Days is 0. Regardless of the Interest Factor, because the Accrual Provision is not satisfied on any calendar day, the Interest Rate for the Interest Period will be equal to 0.00% per annum.

JPMorgan Structured Investments —	TS-6
Callable Variable Rate Range Accrual Notes linked to the 6-Month USD LIBOR and the S&P 500® Index

Historical Information

The graph below sets forth the weekly historical performance of the 6-Month USD LIBOR for the period from January 4, 2008 through September 20, 2013. The 6-Month USD LIBOR on September 24, 2013 was 0.36950%.

We obtained the 6-Month USD LIBOR used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the LIBOR should not be taken as an indication of future performance, and no assurance can be given as to the 6-Month USD LIBOR on any of the Accrual Determination Dates. We cannot give you assurance that the performance of the 6-Month USD LIBOR will result in any positive interest payments, subject to the credit risk of JPMorgan Chase & Co.

The following graph sets forth the weekly historical performance of the S&P 500® Index for the period from January 4, 2008 through September 20, 2013. The Index Level on September 24, 2013 was 1,697.42.

We obtained the Index Levels used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Level on any of the Accrual Determination Dates. We cannot give you assurance that the performance of the Index will result in any positive interest payments, subject to the credit risk of JPMorgan Chase & Co.

JPMorgan Structured Investments —	TS-7
Callable Variable Rate Range Accrual Notes linked to the 6-Month USD LIBOR and the S&P 500® Index

JPMS’s Estimated Value of the Notes

JPMS’s estimated value of the notes set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Not Determined by Reference to Credit Spreads for Our Conventional Fixed-Rate Debt.” The value of the derivative or derivatives underlying the economic terms of the notes is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — JPMS’s Estimated Value Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this term sheet.

JPMS’s estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — JPMS’s Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this term sheet.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this term sheet. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the Notes for a Limited Time Period” in this term sheet.

Supplemental Use of Proceeds

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or one or more of our affiliates in connection with hedging our obligations under the notes.

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Selected Purchase Considerations” and “Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period” in this term sheet for a description of the risk-return profile and market exposure payable under the notes.

The original issue price of the notes is equal to JPMS’s estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes.

For purposes of the notes offered by this term sheet, the first and second paragraph of the section entitled “Use of Proceeds and Hedging” on page PS-26 of the accompanying product supplement no. 1-II are deemed deleted in their entirety. Please refer instead to the discussion set forth above.

JPMorgan Structured Investments —	TS-8
Callable Variable Rate Range Accrual Notes linked to the 6-Month USD LIBOR and the S&P 500® Index